Filed by Nuveen Dividend Advantage Municipal Fund

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Companies:

Nuveen Premium Income Municipal Fund, Inc.

Commission File No. 811-05570

Nuveen Investment Quality Municipal Fund, Inc.

Commission File No. 811-06091

Nuveen Select Quality Municipal Fund, Inc.

Commission File No. 811-06240

Nuveen AMT-Free Municipal Income Fund	Nuveen Premium Income Municipal Fund 2, Inc.

Nuveen Investment Quality Municipal Fund, Inc.	Nuveen Premium Income Municipal Fund, Inc.

Nuveen Performance Plus Municipal Fund, Inc.	Nuveen Select Quality Municipal Fund, Inc.

Shareholder Meeting - Next Adjournment Ends August 19, 2016

PLEASE VOTE NOW BEFORE TIME RUNS OUT

Dear Shareholder:

According to our records, you have not voted on an important proposal(s) regarding your fund(s). Unless sufficient shareholders vote by August 19, 2016, the adjournment date for your fund’s Shareholder Meeting, your fund will not be able to implement this proposal(s) and may incur additional proxy solicitation costs. The Shareholder Meeting will reconvene on August 19, 2016 at 2:00 p.m., Central Time at the offices of Nuveen Investments, 333 West Wacker Drive, Chicago, IL 60606.

YOUR FUND’S BOARD RECOMMENDS YOU VOTE “FOR” THE PROPOSAL(S).

Please vote now to help your fund avoid further adjournments.

ALL PROPOSAL(S) HAVE THE SUPPORT OF AN INDEPENDENT,

NATIONALLY-RECOGNIZED PROXY ADVISORY FIRM.

Sophisticated institutional investors often look to independent proxy advisory firms for guidance on how to vote their shares. Your fund’s proposal(s) were reviewed by and received the support of Institutional Shareholder Services Inc. (ISS), widely recognized as one of the leading independent proxy advisory firms in the nation. Hundreds of major institutional investment firms, mutual funds, and other fiduciaries throughout the country rely upon ISS’ recommendations. ISS recommends that its clients vote “FOR” the proposal(s) contained in each Joint Proxy Statement/Prospectus.

SHAREHOLDERS ARE URGED TO VOTE NOW ON THIS IMPORTANT MATTER REGARDING THEIR FUND(S).

It’s extremely important that you participate in the management of your investment by voting. Please take a few moments to review the information in the Joint Proxy Statement/Prospectus previously provided to you, and cast your vote now. You may obtain a copy of the Joint Proxy Statement/Prospectus for your fund at

http://www.nuveenproxy.com/Closed-End-Fund-Proxy-Information/.

Nuveen Fund Advisors, LLC, the funds’ investment adviser, recommended the proposed reorganizations as part of a broad initiative to restructure the product offerings of Nuveen’s leveraged national municipal closed-end funds by creating fewer funds with greater scale and more clearly differentiated and competitive investment mandates. The Board of Directors/Trustees of each fund has approved the reorganizations.

1.	VOTE ONLINE - Log on to the website listed on your proxy card(s). Please have your proxy card in hand to access your control number (located in the box) and follow the on-screen instructions.

2.

VOTE BY TOUCH-TONE TELEPHONE - Call the toll free number listed on your proxy card(s). Please have your proxy card in hand to access your control number (located in the box) and follow the recorded instructions.

3.	VOTE BY MAIL - Complete, sign and date the enclosed proxy card(s), then return them in the enclosed postage paid envelope.

If you have any questions regarding the proposal(s), or need assistance with voting, you may call the proxy soliciting agent at 866-612-5814 to speak with one of the representatives who can assist you. Representatives are available Monday through Friday between 9:00 a.m. and 11:00 p.m., ET and on Saturday from 12:00 p.m. to 6:00 p.m., ET.

Thank you for your prompt attention to this matter.